TraQiQ Inc.

1420 SE 36th Street, Suite 100

Bellevue, WA 98006

March 7, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TraQiQ Inc.
Registration Statement on Form S-1
File No. 333-260073

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, TraQiQ Inc., a California corporation (the “Company”), hereby withdraws the above-referenced Registration Statement on Form S-1 (Reg. No. 333-260073) (the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2021. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to recent changes in the Company’s financing plans. No securities were sold in connection with the offering to which the Registration Statement related.

Very truly yours,

/s/ Ajay Sikka

Ajay Sikka
Chief Executive Officer